Filed by: American Century Variable Portfolios, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: American Century Variable Portfolios, Inc.
SEC Registration No.: 033-14567

Shareholder Proxy Vote

Proxy Voting applies to the following funds:
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

VP Balanced Fund
VP Capital Appreciation Fund
VP Disciplined Core Value Fund VP International Fund
VP Large Company Value Fund VP Mid Cap Value Fund
VP Ultra® Fund
VP Value Fund

AMERICAN CENTURY VARIABLE PORTFOLIOS II, INC.

VP Inflation Protection Fund

Why am I being asked to vote?
All shareholders of each fund listed above are being asked to approve the proposed reorganization of the fund(s) that you hold. You will receive a detailed proxy statement in late- February 2024. If you are eligible, we encourage you to vote as soon as possible.

How do I cast my vote?
You may vote by phone, by mail, online or in person at the special meeting. Prior to voting, please read the proxy statement and have your proxy card at hand. To vote by telephone, call the toll-free number listed on the proxy card. To vote by mail, check the appropriate box(es) on the reverse side of the proxy card. Sign, date and return the proxy card in the envelope provided. To vote online, have your proxy card at hand and go to the website listed on your card. To see a sample of the proxy card, click here . You may also vote in person at the special meeting on April 4, 2024.

What am I being asked to vote on?
You are being asked to approve an Agreement and Plan of Reorganization (the “Agreement”) to effect the reorganization of the Acquired Fund(s) of which you own shares into corresponding newly formed fund(s) issued by Lincoln Variable Insurance Products Trust (each, an “Acquiring Fund,” and, collectively, the “Acquiring Funds”). If shareholders of a Acquired Fund approve the Agreement and certain other closing conditions are satisfied or waived, shares of the class you currently own of an Acquired Fund will be exchanged for the substantially similar value of the corresponding class shares of an Acquiring Fund (the, “Reorganization,” and collectively, the “Reorganizations.”)

When will the special meeting be held?
The special meeting will be held on April 4, 2024, at 10:00 a.m. Central time at American Century Investments' office at 4500 Main Street, Kansas City, Missouri, 64111. Please note, the Meeting is being held solely for the purpose of voting for the reorganization of the fund(s). No presentations about the Acquired Funds are planned. If you owned shares of any of the Acquired Funds at the close of business of January 29, 2024, you are entitled to vote, even if you later sold the shares. Each shareholder is entitled to one vote per dollar of shares owned, with fractional dollars voting proportionally.

Why are the Reorganizations being proposed?
Management of the Acquired Funds believes that implementing the Reorganizations will benefit the Acquired Funds and their shareholders in a number of ways. The Reorganizations are expected to benefit the shareholders of the Acquired Funds by, among other things, asset consolidation and increased distribution through Lincoln Financial Group’s large distribution team that focuses on sales in the variable annuity market, offering general continuity of investment personnel and substantially identical principal investment strategies while also providing the reputation, financial strength, resources and operational oversight of the Lincoln Financial Group. Given the size of Lincoln Financial Group’s distribution team and their strategic focus on annuities, management of the Acquired Funds believes that the Acquired Funds will be better positioned for growth and ongoing viability. American Century Investment Management, Inc. will subadvise the Acquired Funds, so shareholders will continue to receive investment management services from their current adviser.

In addition, the Acquiring Funds will become eligible for placement as investment options within insurance products, such as those offered by Lincoln Financial Group’s affiliates, which may make it easier for the Acquiring Funds to attract new investors and additional inflows. Based upon discussions with management of the Acquired Funds and the Acquiring Funds regarding the proposed Reorganizations, the Boards of Directors of American Century Variable Portfolios, Inc. and of American Century Variable Portfolios II, Inc. concluded that the Reorganizations are in the best interests of each Acquired Fund.

How does the Board recommend that I vote?
The Boards, including all of the Independent Directors, unanimously recommend you vote FOR the proposal. For a discussion of the factors the Boards considered in approving the proposal, see the proxy statement.

What effect will a Reorganization have on me as a shareholder or Variable Contract Owner of an Acquired Fund?
Upon the closing of a Reorganization, the Class I shares, Class II shares and/or Class Y shares you currently own of the applicable Acquired Fund will be exchanged for substantially the same value of Standard Class II shares, Service Class shares, and Standard Class shares respectively, of the corresponding Acquiring Fund.

The Acquiring Funds offer three classes of shares: Standard Class II, Service Class, and Standard Class. The classes are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee which has been adopted pursuant to a distribution and service plan (the “Plan”). Under the Plan, Service Class shares pay annual amounts not exceeding 0.25% of the average daily net assets of the Service Class shares of the Fund. The Service Class of each Acquiring Fund was chosen to be exchanged for Class II of the corresponding Acquired Fund as both classes are subject to the same level of Rule 12b-1 fee. The Standard Class II of each Acquiring Fund was chosen to be exchanged for Class I of the corresponding Acquired Fund as neither are subject to a Rule 12b-1 fee. The Standard Class of each Acquiring Fund was chosen to be exchanged for Class Y of the corresponding Acquired Fund. As discussed below, the Acquiring Fund shares you will receive after the Reorganization are expected to have a total expense ratio, net of waiver and reimbursement, that is the same or lower than your current ratio of the Acquired Fund shares.

If the Agreement is approved by shareholders, who will be managing my Fund?
American Century Investment Management Inc. (“ACIM”) will serve as the sub-adviser to each Acquiring Fund. ACIM currently serves as the investment adviser for each of the Acquired Funds.

Lincoln Financial Investments Corporation (“LFI”) will serve as the investment adviser for each Acquiring Fund. LFI is part of the Lincoln Financial Group, and, as of October 31, 2023, LFI managed approximately $97.9 billion in assets in various institutional or separately managed
,investment company, and insurance accounts. LFI will act as investment manager for each Acquiring Fund, providing oversight of ACIM.

Are there any significant differences between the investment objectives and principal investment strategies and principal risks of each Acquired Fund and its corresponding Acquiring Fund?
Each Acquiring Fund has the same investment objective and substantially identical principal investment strategies and principal risks as its corresponding Acquired Fund.

Because each Acquiring Fund has the same investment objective and substantially identical principal investment strategies and principal risks as its corresponding Acquired Fund, the Reorganizations generally should not change the risk/return profile for Acquired Fund shareholders. The Acquired Funds and the Acquiring Funds will also have substantially identical fund policies with the exception of the policy on diversification for LVIP American Century Ultra Fund. VP Ultra is currently classified as a diversified fund. Due to the market’s recent rally in a select number of large capitalization stocks, LVIP American Century Ultra Fund will need to launch as a non-diversified fund to receive VP Ultra’s portfolio securities in the Reorganization.

Are there any significant differences between the advisory fee or total annual fund operating expenses of the Acquired Funds and their corresponding Acquiring Funds?
Currently, ACIM receives a unified management fee based on a percentage of the daily net assets of each class of shares of the Acquired Funds. The management fee is calculated daily and paid monthly in arrears. Out of the ACIM fee, the advisor pays all expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors (including legal counsel fees), extraordinary expenses, and Rule 12b-1 fees, if any. The Acquiring Funds will have a traditional fee structure, where the Acquiring Funds will be charged a variety of fees, including an investment advisory fee, a transfer agency fee, an administrative fee, distribution charges, and other expenses. The total expenses of the fund is the sum of these expense components.

Although the Acquiring Funds will not use the unified management fee, the total expense ratio, net of any applicable waiver, for each Acquiring Fund will be equal to or lower than the total expense ratio, net of any applicable waiver, of its corresponding Acquired Fund. LFI has agreed to reimburse fund expenses of each Acquiring Fund for two years from the closing date of the Reorganization so that each Acquiring Fund’s total annual fund operating expenses will be no greater than the total annual fund operating expenses of its corresponding Acquired Fund immediately prior to the Reorganization.

Who do I call if I have questions?
If you need any assistance, or have any questions regarding the Agreement, the Reorganizations or how to vote your shares, please call 1-888-506-7159. Please have your proxy materials available when you call.

A proxy statement with respect to the information described above has been filed with the Securities and Exchange Commission (SEC). Investors are urged to read the proxy statement because it contains important information. The proxy statement and other relevant documents are available free of charge on the SEC’s website at www.sec.gov or by calling 1-800-378- 9878.